Item 77.H Change in Control of Registrant

Obtaining Control of Credit Suisse Large Cap Blend

As of December 31, 2008, Charles Schwab and Co Inc (Shareholder) owned less than 25% of the Fund. As of December 31, 2009, Shareholder owned 35,622.631 shares of the Fund, which represented 26.52 % of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.